UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
____________________

FORM 6-K
  ____________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 17 July 2025

Commission File Number: 001-14958
   ____________________

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
   ____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 17 July 2025 — Voting Rights and Capital Update

Exhibit 99.1

17 July 2025

National Grid plc ('National Grid' or 'Company')

Voting Rights and Capital Update

National Grid confirms that, following the issue of 59,266,294 ordinary shares earlier today in relation to the operation of the Scrip Dividend Scheme for the 2024/25 final dividend, National Grid's registered capital consists of 5,191,884,002 ordinary shares, of which 230,707,592 shares are held as treasury shares; leaving a balance of 4,961,176,410 shares with voting rights.

The figure of 4,961,176,410 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the Financial Conduct Authority's Disclosure and Transparency Rules.

The current terms and conditions of the Scrip Dividend Scheme are available in the Investors section on the Company's website and from Equiniti on 0800 169 7775 or help.shareview.co.uk.

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 17 July 2025